APPLICATION TO STRIKE FROM LISTING AND REGISTRATION

Name of Issuer:
Invicta Corporation (the "Company")

Class of Securities:
Common stock $.01 Par Value

Reasons for proposed withdrawal from listing and registration:

Pursuant to Chapter XXVII, paragraph 2260, section 1 of the Rules of the Boston Stock Exchange, Inc. (the "Exchange"), the Exchange is filing for delisting of the common stock of the Company due to its failure to maintain
mandatory requirements for continued listing.   Specifically, the Company
failed to file financial reports.

The following is a chronology of events leading up to the Exchange's request to withdraw the common stock of the Company from listing and registration. On November 24, 2004 the Exchange attempted to contact the Company
via telephone, email and the Company website.   It was unable to contact the
Company via these methods.   The Exchange mailed the Company (Dr. Louis
Gleckel, Mr. Alan Yuster, Ms. Tracy Morrison) on November 24, 2004 at its last known address indicating that the Company had failed to file financial reports and would be suspended from trading at the close of trading on
November 24, 2004.   The Company was suspended from trading at the
close of trading on November 24, 2004.   The Exchange subsequently
received the letter it mailed returned to sender as undeliverable.

Based on the foregoing, it is proposed to remove the common stock from listing and registration effective ten days after the filing of the Form 25 with the Commission.

BOSTON STOCK EXCHANGE, INCORPORATED


Date: June 26, 2006

By: ____________________________
Anthony K. Stankiewicz, Esq.
VP, CGO